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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-9

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                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                                 CMP MEDIA INC.
                            (Name of Subject Company)

                                 CMP MEDIA INC.
                      (Name of Person(s) Filing Statement)

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                              CLASS A COMMON STOCK,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   ----------

                                    125891101
                      (CUSIP Number of Class of Securities)

                                   ----------

                            ROBERT D. MARAFIOTI, ESQ.
                            EXECUTIVE VICE PRESIDENT,
                          SECRETARY AND GENERAL COUNSEL
                                 CMP MEDIA INC.
                               600 COMMUNITY DRIVE
                            MANHASSET, NEW YORK 11030
                                 (516) 562-5000

           (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                                   ----------

                                    COPY TO:
                            EDWARD J. O'CONNELL, ESQ.
                          DOW, LOHNES & ALBERTSON, PLLC
                         1200 NEW HAMPSHIRE AVENUE, N.W.
                                    SUITE 800
                              WASHINGTON, DC 20036
                                 (202) 776-2639

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        This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on May 6, 1999 by CMP Media Inc., a Delaware corporation (the "Company"), with respect to the cash tender offer by MFW Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of MFW Acquisition Holdings Corp., a Delaware corporation, which is a wholly-owned affiliate of United News & Media plc, an English public limited company, to purchase all of the outstanding shares of the Company's Class A Common Stock, par value $0.01 per share, and the Company's Class B Common Stock, par value $0.01 per share, at a price of $39.00 per share in cash, net to the seller, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule 14D-1, dated May 6, 1999 and as amended, and the Offer to Purchase filed as Exhibit (a)(1) thereto. Capitalized terms used and not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 8.  THE SOLICITATION OR RECOMMENDATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

        On April 29, 1999, the Company issued a press release which is attached hereto as Exhibit 9. The information set forth in the press release is incorporated herein by reference.

        On May 21, 1999, the Company issued a press release which is attached hereto as Exhibit 10. The information set forth in the press release is incorporated herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

9 Press Release issued jointly by United News & Media plc and CMP Media Inc. on April 29, 1999.

10      Press Release issued by CMP Media Inc. on May 21, 1999.

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                                    SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.


Dated: May 26, 1999

                                     CMP MEDIA INC.

                                     By:  /s/ MICHAEL S. LEEDS
                                          ---------------------------
                                          Michael S. Leeds
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER